Exhibit 99.1

GLOBAVEND HOLDINGS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: GVH)

NOTICE OF EXTRAORDINARY GENERAL MEETING
to be held on September 12, 2025
(or any adjourned meeting thereof)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of Globavend Holdings Limited (the “Company” or “GVH”) will be held on September 12, 2025 at 9:00a.m. (Eastern Time) via a live audio and video webcast. The EGM is a virtual shareholders meeting conducted exclusively via a live audio and video webcast. Shareholders will be able to attend, speak at, watch and listen to the EGM live, submit questions at or prior to the EGM and vote their shares electronically at the EGM from virtually any location around the world. In order to attend the EGM, you must register in advance at https://meeting.vstocktransfer.com/GLOBAVENDSEP25. A Zoom account is required to register. Upon completing your registration, you will receive further instructions via email, including your unique links that will allow you access to the Extraordinary General Meeting. Shareholders who are entitled to attend and vote at the EGM may submit questions in writing at the EGM by clicking the “Q&A” button on the banner on your screen. The Company intends to address the questions during the EGM, to the extent appropriate and relevant to the matters submitted for consideration and, if thought fit, approval at the EGM.

At the EGM, the following resolutions will be proposed for consideration and, if thought fit, approval:

1.      “THAT AS A SPECIAL RESOLUTION with effect from the closing of the EGM:-

(a)     the authorized share capital of the Company be increased from US$2,000,000 divided into 10,000,000 shares of US$0.20 par value each to US$100,000,000 divided into 500,000,000 shares of US$0.20 par value each (the “Increase”);

(b)    save for 100 shares of US$0.20 par value each which have been designated as management shares carrying 1,000,000 votes each pursuant to written resolutions of the board of directors of the Company dated August 27, 2025, the designation of existing issued shares of US$0.20 par value each of the Company as ordinary shares shall remain unchanged; and

(c)     each director of the Company (the “Director”) be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and

(d)    the registered office provider of the Company be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein.”

2.      “THAT AS A SPECIAL RESOLUTION, subject to approval of special resolution no.1, with effect from the close of the EGM:

(a)     the third amended and restated memorandum of association and articles of association of the Company (the “New M&A”) containing the amendments (shown as blackline) to the existing second amended and restated memorandum of association and articles of association in the form set out in Annex I (without showing the blackline when the adoption takes effect), be and are approved and adopted as the new memorandum of association and articles of association of the Company in substitution for and to the exclusion of the existing second amended and restated memorandum of association and articles of association of the Company;

(b)    each Director of the Company be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and

(c)     the registered office provider of the Company be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein.”

Please refer to Annex I hereto for the form of the New M&A containing the amendments (shown as blackline) to the existing second amended and restated memorandum and articles of association, proposed to be adopted at the EGM. The proposed amendments to the existing second amended and restated memorandum and articles of association are summarised as follows:

(i)     to set out the rights, privileges and restrictions of the Management Shares (as defined in the New M&A) which were created and authorised by the board of directors of the Company (the “Board”) pursuant to written resolutions of the Board dated August 27, 2025; and

(ii)    to permit resolutions of members to be passed by way of resolutions in writing, subject to compliance with the laws of the Cayman Islands.

The Board of directors has fixed the close of business on August 27, 2025 (Eastern Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the EGM or any adjournment thereof. Holders of record of the Company’s issued shares at the close of business on the Record Date or their proxy holders are entitled to attend, and to vote at, the EGM and any adjournment thereof.

Your vote is important. Whether or not you expect to attend the EGM, we request that you submit your proxy card or voting instructions as promptly as possible.

Please refer to the proxy card which is attached to and made a part of this notice. The proxy card is also available for viewing on our website at https://globavend.com and on the SEC’s website at https://www.sec.gov.

For the proxy to be valid, the duly completed and signed form of proxy must be received by no later than 9:00a.m. (Eastern Time) on September 10, 2025, being not less than 48 hours before the time appointed for holding the Meeting or any adjournment or postponement of the Meeting. For the registered holders, they may (i) vote it online at https://ts.vstocktransfer.com/pxlogin, (ii) vote it by email at vote@vstocktransfer.com, or (iii) mail it or deposit it to VStock Transfer, LLC (“VStock”), 18 Lafayette Place, Woodmere, New York 11598 in the return envelope provided.

For beneficial holders of shares hold in street name, they may vote those shares in accordance with the instructions provided by your broker. To ensure their shares are voted at the EGM, they must follow the instructions provided by their brokers.

Your vote is important. Registered holders attending the EGM in person or by proxy may cast their vote on VStock’s online portal during the EGM by entering the Control Number, which is included on your proxy card, at the link available in the “Resources” button during the EGM. If you hold your shares in “street name” through a broker, you should follow the procedures provided by your broker.

By Order of the Board of Directors,
Globavend Holdings Limited
/s/ Wai Yiu Yau
Wai Yiu Yau
Chairman of the Board, Director and Chief Executive Officer
August 30, 2025